United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

Ref. : DF/CMF – DW/FP -2007-002

November 30, 2007

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated November 2007,

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Denis WORBE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : denis.worbe@mpsa.com

November 13th, 2007

NEW ORGANISATION EFFECTIVE JANUARY 1st, 2008

As part of the Group's stepped-up expansion, Frédéric SAINT-GEOURS has been appointed Adviser to the Chairman of the Managing Board, member of the Executive Committee, in charge of specific strategic missions.

Meeting today, the Supervisory Board appointed Jean-Philippe COLLIN as member of the Managing Board in charge of Automobiles Peugeot.

Jean-Christophe QUEMARD will be appointed Vice President, Purchasing. In this capacity he will be a member of the Extended Executive Committee.

These organisational changes will become effective on January 1st, 2008.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com

Paris, November 15, 2007

74g of CO_2/km With a Diesel Hybrid Sedan at Challenge Bibendum

For its sixth participation in Challenge Bibendum, to be held this year in Shanghai from November 14 to 17, PSA Peugeot Citroën will present a Peugeot 307 Hybrid HDi that emits just 74g of CO_2 per kilometer thanks to the use of B30 fuel, a 30% biodiesel/diesel. This exceptional performance shows that by combining several workable, real-world technologies, it is possible to reduce CO_2 emissions to remarkably low levels for a mid-sized sedan.

Hybrid HDi technology combines a 1.6-liter HDi engine with an FAP® particulate filter system and an electric motor, inverter, high-voltage battery pack and dedicated control electronics. The car is also equipped with an electronically managed manual gearbox and a Stop & Start system. Together, these technologies deliver all the advantages of a diesel engine in both city and highway driving, as well as the benefits of an electric powertrain, particularly in urban areas and stop and go traffic.

The virtue of biodiesel is that it is produced from atmospheric carbon dioxide via photosynthesis in plants. As a result, burning renewable biofuels does not release any fossil-fuel origin CO_2.

Progress in reducing automotive greenhouse gas emissions will be led by a combination of closely related technologies that leverage highly energy-efficient internal combustion engines, supported by hybrid systems and biofuels.

To illustrate how this approach could be applied to a dramatically styled executive sedan equipped with the latest technology, PSA Peugeot Citroën will also present the Citroën C Métisse, a prestigious Hybrid HDi concept car with electric motors on the rear wheels.

November 28, 2007

CANCELLATION OF PEUGEOT S.A. SHARES

Under authorizations approved by stockholders at the Annual Meeting on May 23, 2007 and by the Supervisory Board at its meeting on November 13, 2007, Peugeot S.A. today cancelled 337,968 shares. The cancellation will be recorded by Euronext as of November 30, 2007.

Bought back by the Group at year-end 2005, these shares have been cancelled within the legal limit of 24 months.

The cancelled shares are equivalent to 0.14 % of issued capital, which is now represented by 234,280,298 shares with a par value of one euro per share.

END